March 3, 2021

Rebecca Ament Marquigny

Disclosure Review Office

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Advisers Investment Trust: File Nos. 333-173080 and 811-22538

Dear Ms. Marquigny:

On January 27, 2021, Advisers Investment Trust (the “Registrant” or the “Trust”) filed Amendment No. 101 (the “Amendment”) to the Trust’s Registration Statement under the Investment Company Act of 1940 (the “1940 Act”). The Amendment was filed to update financial information and make other non-material changes. On February 19, 2021, you provided oral comments. The following is a summary of our understanding of your comments and responses from the Trust.

General

1.	Comment: Please file a correspondence via EDGAR responding to these comments.

Response: The Registrant has filed an EDGAR correspondence responding to these comments.

Principal Investment Risks

2.	Comment: Disclosure in the Principal Investment Risk section on page 2 under the caption Interest Rate Risk includes the following statement:

Recent and any future declines in interest rate levels could cause the Fund’s earnings to fall below the Fund’s expense ratio, resulting in a negative yield and a decline in the Fund’s share price.

This disclosure raises a question whether the fund has received financial support from an affiliated party. Item 16(g)(2) of the Form N-1A requires disclosure of any financial support received by the money market fund from an affiliated party during the last 10 years. If the fund has received such financial support, please provide appropriate disclosure.

Response: The fund has not received financial support from an affiliated party since its inception on April 18, 2018. The Registrant notes that routine fee waivers and reimbursements of fund expenses, routine interfund lending and other actions not reasonably intended to increase or stabilize the value or liquidity of the Fund’s portfolio is not considered “financial support” for purposes of this disclosure.

March 3, 2021

*        *        *         *        *

If you have any questions concerning this request, please contact the undersigned at (614) 469-3297.

Best regards,

/s/ Michael V. Wible
Michael V. Wible

cc:	Barbara Nelligan

Toni Bugni

Rodney Ruehle